Scientific Games International, Inc.
750 Lexington Avenue, 25th Floor

New York, New York 10022

December 11, 2012

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Scientific Games International, Inc. and co-registrant guarantors
Registration Statement on Form S-4
Filed November 8, 2012
File Nos. 333-184835, and -01 through -06

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement (the “Registration Statement”) filed by Scientific Games International, Inc. (the “Issuer”) relating to a proposed offer (the “Exchange Offer”) by the Issuer to exchange up to $300,000,000 aggregate principal amount of the Issuer’s 6.250% Senior Subordinated Notes due 2020 (the “New Notes”) for up to $300,000,000 aggregate principal amount of 6.250% Senior Subordinated Notes due 2020 (collectively, the “Old Notes”), I am writing to advise you supplementally that:

(i)                                   the Issuer is registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission’s letter to Shearman & Sterling dated July 2, 1993, and Morgan Stanley & Co. Inc. (available June 5, 1991);

(ii)                                the Issuer has not entered into any arrangement or understanding with any person to distribute the New Notes and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer;

(iii)                             the Issuer will make each person participating in the Exchange Offer aware, through the prospectus forming a part of the Registration Statement (the “Prospectus”), that —

(A)                             any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the New Notes (x) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (y) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction, and

(B)                               any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes;

(iv)                            the Issuer acknowledges that any secondary resale transaction, as described in clause (iii)(A) above, should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K;

(v)                               the Issuer will include in the transmittal letter to be executed by each tendering noteholder that elects to participate in the Exchange Offer a representation from such tendering noteholder to the Issuer that —

(A)                               the New Notes or book-entry interests therein to be acquired by such holder and any beneficial owner(s) of such Old Notes or interests therein (“Beneficial Owner(s)”) in connection with the Exchange Offer are being acquired by such holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s),

(B)                               the holder and each Beneficial Owner are not engaging, do not intend to engage, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes,

(C)                               the holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Securities Exchange Act of 1934, as amended, or is participating in the Exchange Offer for the purpose of distributing the New Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the New Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in certain no-action letters,

(D)                               the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (v)(C) above and any resales of the New Notes or interests therein obtained by such holder in exchange for the Old Notes or interests therein originally acquired by such holder directly from the Issuer should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission,

(E)                                neither the holder nor any Beneficial Owner(s) is an “affiliate,” as defined in Rule 405 under the Securities Act, of the Issuer or the subsidiary guarantor, and

(F)                                 in the event such holder is a broker-dealer (whether or not it is also an “affiliate”) that will receive New Notes for its own account pursuant to the Exchange Offer, the Old Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities, and such holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes; however, by so acknowledging and by delivering a Prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

(vi)                            the Issuer will commence the Exchange Offer when the Registration Statement is declared effective by the Commission;

(vii)                         the Exchange Offer will remain in effect for a limited time and, except with respect to broker-dealers who tender in the Exchange Offer for whom the Company will keep the registration statement effective for up to 180 days, will not require the Issuer to maintain an “evergreen” registration statement; and

(viii)                      the Exchange Offer will be conducted by the Issuer in compliance with the Securities Exchange Act of 1934, and any applicable rules and regulations thereunder.

Very truly yours,

SCIENTIFIC GAMES INTERNATIONAL, INC., a Delaware corporation

By:	/s/ Jeffrey S. Lipkin
	Name:	Jeffrey S. Lipkin
	Title:	Senior Vice President and Chief Financial Officer